08043000

ANNUAL REPORT


07

# IKONICS CORPORATION

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

Received SEC
MAR 31 2008
Washington, DC 20549

chromaline SCREEN PRINT PRODUCTS

IKONICS INTERNATIONAL

## CONTENTS





Bill Ulland

*Chairman, President & CEO*

## CORPORATE PROFILE

| | |
|---|---|
| 2007 Net Sales | $15,824,725 |
| Earnings per common share (diluted) | $0.57 |
| Company founded | 1952 |
| Employees | 74 |
| NASDAQ Symbol | IKNX |

*The year 2007 was our seventh consecutive year of record sales and our third consecutive year of record earnings. For the year, sales were $15,825,000, a 6% increase over 2006. Net income rose by 4% over 2006 to $1,170,000 or $0.57 per share. Sales were positively affected by our image mate acquisition in December 2006. Earnings growth was dampened by our investment in new technologies and Sarbanes-Oxley compliance expenses.*

During the year we made exciting progress on two new technology initiatives: Photo-Machining™ and Digital Texturing™. Both, however, have remaining hurdles to overcome before contributing to profits.

Photo-Machining brings our core strengths of photoresist design and manufacturing together with our broad experience in abrasive etching to a new market, namely, the etching of electronic wafers, industrial ceramics and other advanced materials. We are providing this as a service to large aerospace, electronic, and industrial materials companies. Although we are gradually building a base of repeat customers, we are still learning how we fit into this large and complex market place. We believe the market for our service is significant; but we do not yet know its full scope.

Digital Texturing is a different type of project. The product is a digitally imaged acid resist transfer film that will be used to etch steel molds for the plastic injection molding industry. We are currently focusing on companies that service the automotive industry. Digital Texturing is the combination of three new technologies to satisfy an existing demand from a market that we believe we understand fairly well. We are developing a jetable fluid and a patent-applied-for substrate to be used with a digital printer being manufactured by our strategic partner, iTi (Imaging Technology International). Linking three new technologies usually makes a task exponentially more difficult; but we have made great progress, as has been confirmed by our beta sites. Although the technical challenges and financial risks are much larger than with Photo-Machining, I believe there is less market risk and greater opportunity with Digital Texturing.

We are currently manufacturing commercial Digital Texturing product on prototype equipment and anticipate high volume production equipment to be installed in the second quarter of 2008. Presently, we are operating as a service bureau to this industry; and we plan to sell the imaging equipment together with the consumable fluids and substrates in late 2008 or early 2009.

Both of these efforts require investment and entail risk; but, in my view, this type of investment is necessary so that IKONICS can grow beyond its traditional core businesses of manufacturing photo stencils for the screen printing industry and photoresists for abrasive etching. Although these markets are mature, particularly domestically, they are profitable and have further growth and profit potential as evidenced by our image mate acquisition. I would caution, however, that these core businesses are subject to the world economy. For instance, the weak dollar helps our exports sales (currently 30% of our business), while an American recession would adversely affect the remaining 70% of the business. The slump in the domestic automotive industry may slow our penetration into this market; but this is a worldwide industry and we are pursuing a global strategy.

I believe IKONICS is in the process of re-inventing itself into a company that brings innovative high-value proprietary products to industrial markets. I am hopeful that in 2008 we will see the start of the economic payoff from this transformation.

For the Board of Directors,

WILLIAM C. ULLAND
*Chairman, President & CEO*

The preceding letter contains statements regarding future financial results, new products, the success of acquisitions and other matters that involve risks and uncertainties. The Company's actual results could differ materially as a result of domestic and global economic conditions, competitive market conditions, acceptance of new products, the ability to identify, complete and successfully integrate suitable acquisitions, as well as the other factors described elsewhere in this Annual Report and in the Company's most recent Form 10-KSB and most recent Form 10-QSB on file with the SEC.

Received SEC
MAR 3 1 2008
Washington, DC 20549

# Management's Discussion and Analysis of FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis focuses on those factors that had a material effect on the Company's financial results of operations and financial condition during 2007 and 2006 and should be read in connection with the Company's audited financial statements and notes thereto for the years ended December 31, 2007 and 2006, included herein.

### Factors that May Affect Future Results

Certain statements made in this Annual Report, including those summarized below, are forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, and actual results may differ. Factors that could cause actual results to differ include those identified below.

*The Company's belief that additional proceeds will be received from the sale of Apprise common and preferred stock that occurred in 2007*—Actual additional proceeds received may be impacted by unanticipated expenses related to indemnification clauses as part of the agreement between Apprise and its purchaser.

*The Company's belief that its effective tax rate will increase by 5% in 2008*—The actual tax rate in 2008 may be affected by changes in federal and state tax law, unanticipated changes in the Company's financial position or the Company's actions which could increase or decrease its effective tax rate.

*The Company's belief that the quality of its receivables is high and that strong internal controls are in place to maintain proper collections*—This belief may be impacted by domestic economic conditions, by economic, political, regulatory or social conditions in foreign markets, or by the failure of the Company to properly implement or maintain internal controls.

*The belief that the Company's current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations and capital expenditures. The belief that the Company's low debt levels and available line of credit make it unlikely that a decrease in product demand would impair the Company's ability to fund operations*—Changes in anticipated operating results, credit availability, equity market conditions or the Company's debt levels may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.

*The Company's expectations as to the level and use of planned capital expenditures and that capital expenditures will be funded with cash generated from operating activities*—This expectation may be affected by changes in the Company's anticipated capital expenditure requirements resulting from unforeseen required maintenance, repairs or capital asset additions. The funding of planned or unforeseen expenditures may also be affected by changes in anticipated operating results resulting from decreased sales, lack of acceptance of new products or increased operating expenses or by other unexpected events affecting the Company's financial position.

*The Company's belief that its vulnerability to foreign currency fluctuations and general economic conditions in foreign countries is not significant*—This belief may be impacted by economic, political and social conditions in foreign markets, changes in regulatory and competitive conditions, a change in the amount or geographic focus of the Company's international sales, or changes in purchase or sales terms.

*The Company's plans to continue to invest in research and development efforts, expedite internal product development and invest in technological alliances, as well as the expected focus and results of such investments*—These plans and expectations may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, technological advances, the ability to find suitable and willing technology partners or other changes in competitive or market conditions.

*The Company's efforts to grow its international business*—These efforts may be impacted by economic, political and social conditions in current and anticipated foreign markets, regulatory conditions in such markets, unanticipated changes in expenses or sales, changes in competitive conditions or other barriers to entry or expansion.

*The Company's belief as to future activities that may be undertaken to expand the Company's business*—Actual activities undertaken may be impacted by general market conditions, competitive conditions in the Company's industry, unanticipated changes in the Company's financial position, lack of acceptance of new products or the inability to identify attractive acquisition targets or other business opportunities.

## CRITICAL ACCOUNTING POLICIES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. Therefore, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which IKONICS believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

#### Accounts Receivable

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by review of the current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same collection history that has occurred in the past. The general payment terms are net 30-45 days for domestic customers and net 30-90 days for foreign customers.

#### Inventory

Inventories are valued at the lower of cost or market value using the last in, first out (LIFO) method. The Company monitors its inventory for obsolescence and records reductions in cost when required.

#### Income Taxes

At December 31, 2007, the Company had approximately $35,000 of net deferred tax assets. The deferred tax assets result primarily from temporary differences in accrued expenses, inventory reserves, intangible assets and property and equipment. The Company has determined that it is more likely than not that the deferred tax assets will be realized and that a valuation allowance for such assets is not currently required. The Company accounts for its uncertain tax positions under FIN 48 and the related reserve of $92,000 as of December 31, 2007 will be adjusted as the statute of limitations expires or these positions are reassessed.

#### Investments in Non-Marketable Equity Securities

Investments in non-marketable equity securities consist of a $855,201 investment in imaging Technology international ("iTi"). The Company accounts for this investment by the cost method because iTi's common stock is unlisted and the criteria for using the equity method of accounting are not satisfied. Under the cost method, the investment is assessed for other-than-temporary impairment and recorded at the lower of cost or market value which requires significant judgment since there are no readily available market values for this investment. In assessing the fair value of this investment we consider recent equity transactions that iTi has entered into, the status of iTi's technology and strategies in place to achieve its objectives, as well as iTi's financial condition and results of operations. To the extent there are changes in the assessment, an adjustment may need to be recorded.

### Revenue Recognition

The Company recognizes revenue on sales of products when title passes which can occur at the time of shipment or when the goods arrive at the customer location. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

## Results of Operations

*Year Ended December 31, 2007 Compared to Year Ended December 31, 2006*

### Sales

The Company's net sales increased 6.3% to $15.8 million in 2007, compared to net sales of $14.9 million in 2006. Sales increases were realized in both international and domestic markets. Sales growth in 2007 was mainly due to sales related to the image mate' line of screen printing products. The image mate' brand was acquired in December 2006.

### Cost of Goods Sold

Cost of goods sold was $8.9 million, or 56.2% of sales, in 2007 and $8.2 million, or 55.0% of sales, in 2006. The increase in the cost of sales in 2007 as a percentage of sales reflects a less favorable product mix, rising raw material costs and additional manufacturing overhead related to the image mate' transition.

### Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $4.7 million, or 29.9% of sales, in 2007 from $4.5 million, or 30.2% of sales, in 2006. The 2007 increase was due to $140,000 for additional sales personnel compared to 2006. Sarbanes-Oxley compliance and audit related fees also increased $96,000 in 2007 compared to 2006. The Company also incurred an additional $43,000 expense for an international trade show which the Company attends every other year.

### Research and Development Expenses

Research and development expenses were $775,000, or 4.9% of sales, in 2007 compared to $742,000, or 5.0% of sales, in 2006. The increase is due to higher depreciation expense related to equipment purchases and production trial expenses to support the Company's efforts in the industrial digital inkjet market and increased personnel costs.

### Gain on Sale of Non-Marketable Equity Securities

The Company realized a gain of $55,000 on the sale of its investment in the common and preferred stock of Apprise Technologies, Inc. during the first quarter of 2007. In addition to the initial proceeds, the Company anticipates receiving additional proceeds in 2008 from the portion of the total sale price that was placed in escrow at the time of the sale related to potential indemnification obligations as part of the agreement between Apprise and its purchaser. The additional proceeds and gain recognition is expected to be approximately $40,000, however there can be no assurance given that this will occur.

### Interest Income

Interest income increased to $154,000 in 2007 from $115,000 in 2006. The interest income increase is due to an increase in interest rates and a larger balance of interest earning assets.

### Income Taxes

The Company incurred income tax expense of $466,000 for both 2007 and 2006, or an effective rate of 28.5% during 2007 compared to 29.3% for 2006. The lower effective income tax rate in 2007 primarily relates to derecognizing a liability of $45,000 for unrecognized tax benefits relating to a tax year where the statute of limitations expired. The remaining income tax provision differs from the expected tax expense primarily due to the benefits of the domestic manufacturing deduction, tax exempt interest, state income taxes, federal credits for research and development and adjustments from the 2006 tax accrual estimate. The Company expects its effective income tax rate to increase by approximately 5% in 2008 compared to 2007, as a result of a reduction in the amount of tax exempt interest that will be recognized from short-term investments in 2008 and because of the non-recurring 2007 tax benefit from the reversal of a valuation allowance maintained against a capital loss carry forward deferred tax asset.

### Liquidity and Capital Resources

The Company has financed its operations principally with funds generated from operations. These funds have been sufficient to cover the Company's normal operating expenditures, annual capital requirements, and research and development expenditures.

Cash and cash equivalents were $1,230,000 and $253,000 at December 31, 2007 and 2006, respectively. The Company generated $1,698,000 in cash from operating activities during 2007 compared to $1,076,000 of cash generated from operating activities during 2006. Cash provided by operating activities is primarily the result of net income adjusted for non-cash depreciation, amortization, stock based compensation, deferred taxes, and certain changes in working capital components discussed in the following paragraph.

During 2007, trade receivables increased by $48,000. The increase in receivables is primarily related to higher sales. The Company believes that the quality of its receivables is high and that strong internal controls are in place to maintain proper collections. Inventory levels decreased by $139,000 due to lower raw material film levels. Inventory levels at the end of 2006 were higher than historical levels due to the Company purchasing large amounts of film to obtain volume pricing discounts. Accounts payable increased by $147,000, reflecting the timing of payments to suppliers. Accrued liabilities decreased $138,000 primarily due to the reversal of a tax related contingent liability of $108,000. Income taxes payable decreased $57,000 and the Company's income tax receivable increased $3,000 due to timing of estimated 2007 tax payments compared to the calculated 2007 tax liability.

The Company used $833,000 and $1,848,000 in cash for investing activities during 2007 and 2006, respectively. In 2007, the Company purchased $610,000 of plant equipment. Over one-half of the plant and equipment purchases were related to the Company's efforts in industrial digital inkjet and photo-machining markets. Purchases were also made to improve facilities, update systems and replace vehicles.

The Company also purchased $375,000 of short-term investments comprised of auction rate securities during 2007. Auction rate securities (ARS) are highly liquid investments that are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. At December 31, 2007, the Company had $3,550,000 of ARS which were comprised entirely of AAA municipal bonds which are classified as short term investments and recorded at cost which equaled fair market value. Because of the current volatility in the ARS market, subsequent to the end of the year, the Company sold approximately $1,900,000 of ARS for its cost, which equaled market value, and placed the proceeds in a money market account. The Company continues to closely monitor its remaining ARS investments of $1,650,000 for indications of illiquidity or impairment. Management believes that the value of its remaining ARS portfolio has not declined.

During 2007, the Company reclassified $3,175,000 of investments in ARS from cash and cash equivalents to short term investments. Given the liquid nature of ARS, they had previously been classified as cash equivalents on both the balance sheets and in the statements of cash flows. However, given that ARS have long-term stated maturities and that the issuers of such ARS are under no obligation to redeem them prior to their stated maturities, the Company has determined that its investments in such securities should be classified as short-term available-for-sale investments, rather than as cash equivalents. Accordingly, the 2006 statement of cash flows presents the gross purchases and sales of these short term investment as investing activities. This reclassification had no impact on results of operations, cash flows from operations, total current assets, total assets, or stockholders' equity.

During the second quarter of 2007, the Company exercised a warrant for 7,500 shares at a price of $8.50 per share to purchase an additional $63,750 of iTi stock. The Company owns approximately 8% of the total outstanding common shares of iTi. iTi is a leader in the development of industrial production systems based on inkjet technology, and the Company believes iTi's expertise fits strategically with the Company's expertise in developing substrates for inkjet printing and the Company's plans to develop proprietary industrial inkjet technologies. The Company also incurred $48,000 in patent application costs during 2007 that the Company records as an asset and amortizes upon successful completion of the application process. These cash outlays were partially offset by receipt of $253,000 from the sale of the Company's Apprise investment and $11,500 from the sale of two vehicles.

During 2006, the Company invested $538,000 in iTi to acquire 69,166 common shares. On December 29, 2006, the Company acquired the image mate' line of screen printing products from Franklin International for $533,000. The Company made $274,000 of property and equipment purchases during 2006. The purchases were comprised of plant and research equipment to improve efficiency and safety, reduce operating costs and update facilities, and two automobiles.

During 2006, the Company purchased $3,200,000 of short term investments and sold $2,635,000 of short term investments comprised of ARS which are AAA rated municipal bonds. The Company also incurred $28,000 in patent application costs during 2006 that it recorded as an asset and amortizes upon successful completion of the application process. The Company received $84,000 during 2006 from the sale of marketable securities other than ARS and $6,000 from the sale of an automobile.

The Company realized $112,000 in cash from financing activities during 2007 compared to $223,000 received in 2006. During 2007, the Company received $80,000 for the issuance of 35,100 shares of common stock issued upon the exercise of stock options compared to $186,000 received during 2006 for 48,324 shares of common stock issued upon the exercise of stock options. The Company also realized a $32,000 cash benefit during 2007 related to the excess tax benefit from the exercise of stock options compared to a $37,000 cash benefit received in 2006.

A bank line of credit provides for borrowings of up to $1,250,000. Borrowings under this line of credit are collateralized by accounts receivable and inventory and bear interest at 2.00 percentage points over the 30-day LIBOR rate. The Company did not utilize this line of credit during 2007 or 2006 and there were no borrowings outstanding as of December 31, 2007 and 2006.

The Company believes that current financial resources, its line of credit, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations. The Company also believes that its low debt levels and available line of credit make it unlikely that a decrease in demand for the Company's products would impair the Company's ability to fund operations.

### Capital Expenditures

During 2007, the Company spent $610,000 on capital expenditures. This spending primarily consists of supporting the Company's efforts in industrial digital inkjet and photo-machining markets, plant equipment upgrades and building improvements to improve efficiency and reduce operating costs and vehicles.

During the first quarter of 2008, the Company acquired an option to purchase a 15-acre brownfield site from the City of Duluth for approximately $500,000. The Company is considering the construction of a manufacturing and warehouse facility on the site. Construction is expected to begin during the second quarter of 2008. Cost estimates for the expansion have not been finalized.

Plans for capital expenditures include ongoing manufacturing equipment upgrades, development equipment to modernize the capabilities and processes of IKONICS' laboratory, research and development to improve measurement and quality control processes and vehicles. These commitments are expected to be funded with cash generated from operating activities.

### International Activity

The Company markets its products to numerous countries in all regions of the world including North America, Europe, Latin America, and Asia. The Company's 2007 foreign sales of $4,678,000 were approximately 29.6% of total sales during 2007 compared to the 2006 foreign sales of $4,532,000 which were 30.4% of total sales. Foreign sales growth in 2007 was mainly due to sales related to the image mate' line of screen printing products. The image mate' brand was acquired in December 2006. Fluctuations in certain foreign currencies have not significantly impacted the Company's operations because the Company's foreign sales are not concentrated in any one region of the world. The Company believes its vulnerability to uncertainties due to foreign currency fluctuations and general economic conditions in foreign countries is not significant.

The Company's foreign transactions are primarily negotiated, invoiced and paid in U.S. dollars while a portion is transacted in Euros. IKONICS has not implemented an economic hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope and geographic diversity of the Company's foreign operations as of December 31, 2007. Furthermore, the impact of foreign exchange on the Company's balance sheet and operating results was not material in either 2007 or 2006.

### Future Outlook

IKONICS has spent on average over 4% of its sales dollars for the past few years in research and development and in addition has made capital expenditures related to its digital technology program. The Company plans to maintain its efforts in this area and expedite internal product development as well as form technological alliances with outside experts to ensure commercialization of new product opportunities.

In addition to its traditional emphasis on domestic markets, the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding market share where it has already established a presence.

Other future activities undertaken to expand the Company's business may include acquisitions, building expansion and additions, equipment additions, new product development and marketing opportunities. In addition to its traditional emphasis on domestic markets, the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding market share where it has already established a presence.

### Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

### Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes

("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the Company as of January 1, 2007. The impact of the adoption on the Financial Statements as of January 1, 2007, was an increase in total liabilities of $137,000 and a decrease in retained earnings of $137,000.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157" (the FSP). The FSP delayed, for one year, the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements on at least an annual basis. This statement is effective for the Company beginning January 1, 2008. The deferred provisions of SFAS 157 will be effective for the Company's fiscal year 2009. Because SFAS No. 157 does not require any new fair value measurements or remeasurements of previously computed fair values, we do not believe the adoption of SFAS No. 157 will have a material effect on our results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 allows entities to measure at fair value many financial instruments and certain other assets and liabilities that are not otherwise required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 requires all entities to report minority interests in subsidiaries as equity in the consolidated financial statements, and requires that transactions between entities and noncontrolling interests be treated as equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company does not expect the adoption of this statement will have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised) Business Combinations ("SFAS 141(R)"). SFAS 141 (R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for the fiscal year beginning after December 15, 2008 with early adoption prohibited. The standard will change the Company's accounting treatment for business combinations on a prospective basis.

## Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the Nasdaq Capital Market under the symbol IKNX. The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Company's Common Stock as reported on the Nasdaq Capital Market for the periods indicated. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

| Fiscal Year Ended December 31, 2007 | High | Low |
|---|---|---|
| First Quarter | $ 10.30 | $ 7.22 |
| Second Quarter | 10.45 | 8.83 |
| Third Quarter | 9.60 | 8.76 |
| Fourth Quarter | 9.99 | 8.86 |

| Fiscal Year Ended December 31, 2006 | High | Low |
|---|---|---|
| First Quarter | $ 8.33 | $ 6.26 |
| Second Quarter | 10.47 | 7.06 |
| Third Quarter | 8.97 | 7.15 |
| Fourth Quarter | 8.60 | 7.02 |

As of February 26, 2008, the Company had approximately 667 shareholders. The Company has never declared or paid any dividends on its Common Stock.

The Company did not purchase shares of its equity securities during 2007 or 2006. A total of 50,007 shares of Common Stock may yet be purchased under the repurchase program approved by the Company's Board of Directors in August 2007.

## Management's Report

The financial statements of IKONICS Corporation have been prepared by company management who are responsible for their content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on judgements of management.

The financial statements have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm.

The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent auditors and management to discuss the company's internal accounting controls and financial reporting matters. Our independent public accounting firm has unrestricted access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

William C. Ulland
*Chairman, President & CEO*

Jon Gerlach
*Chief Financial Officer & V.P. Finance*

## Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15f under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment and those criteria, management believes that, as of December 31, 2007, the Company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Our management's report on the effectiveness of the design and operation of our internal control over financial reporting was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

William C. Ulland
*Chairman, President & CEO*

Jon Gerlach
*Chief Financial Officer & V.P. Finance*

## Report of Independent Registered Public Accounting Firm

*To the Stockholders and Board of Directors*
*IKONICS Corporation, Duluth, Minnesota*

We have audited the balance sheets of IKONICS Corporation as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IKONICS Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of IKONICS Corporation's internal control over financial reporting as of December 31, 2007 included in this Annual Report and titled "Management's Annual Report on Internal Control over Financial Reporting", and accordingly, we do not express an opinion thereon.

As discussed in Note 2 to the financial statements, effective January 1, 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

*/s/ McGladrey & Pullen, LLP*
*Duluth, Minnesota*
*March 20, 2008*

## BALANCE SHEETS, DECEMBER 31, 2007 AND 2006

| ASSETS | 2007 | 2006 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 1,230,020 | $ 253,186 |
| Short-term investments | 3,550,000 | 3,175,000 |
| Trade receivables, less allowance of $45,000 in 2007 and $70,000 in 2006 (Notes 6 and 10) | 2,025,257 | 1,976,893 |
| Inventories (Notes 1 and 10) | 2,355,864 | 2,494,876 |
| Deposits, prepaid expenses and other assets (Note 3) | 130,596 | 232,255 |
| Deferred income taxes (Note 2) | 24,000 | 97,000 |
| Total current assets | 9,315,737 | 8,229,210 |
| PROPERTY, PLANT, AND EQUIPMENT, at cost: | | |
| Land and building | 1,631,142 | 1,500,271 |
| Machinery and equipment | 2,700,816 | 2,396,867 |
| Office equipment | 812,120 | 817,406 |
| Vehicles | 219,964 | 203,816 |
| | 5,364,042 | 4,918,360 |
| Less accumulated depreciation | 4,043,451 | 3,926,440 |
| | 1,320,591 | 991,920 |
| INTANGIBLE ASSETS, less accumulated amortization of $213,061 in 2007 and $159,352 in 2006 (Notes 3 and 4) | 479,888 | 485,421 |
| DEFERRED INCOME TAXES (Note 2) | 11,000 | 48,000 |
| INVESTMENTS IN NON-MARKETABLE EQUITY SECURITIES (Note 1) | 855,201 | 988,910 |
| | $ 11,982,417 | $ 10,743,461 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | 2007 | 2006 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 435,572 | $ 288,449 |
| Accrued compensation | 347,691 | 324,082 |
| Other accrued expenses (Note 2) | 148,149 | 172,381 |
| Income taxes payable | 5,291 | 94,450 |
| Total current liabilities | 936,703 | 879,362 |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, par value $.10 per share; authorized 250,000 shares: issued none | | |
| Common stock, par value $.10 per share; authorized 4,750,000 shares: issued and outstanding 2,045,961 shares in 2007 and 2,010,861 shares in 2006 (Note 7) | 204,596 | 201,086 |
| Additional paid-in capital | 2,124,342 | 1,979,012 |
| Retained earning | 8,716,776 | 7,684,001 |
| Total stockholders' equity | 11,045,714 | 9,864,099 |
| | $ 11,982,417 | $ 10,743,461 |

*See notes to financial statements.*

## STATEMENTS OF OPERATIONS: YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| NET SALES | $ 15,824,725 | $ 14,888,912 |
| COSTS AND EXPENSES | | |
| Cost of goods sold | $ 8,887,612 | $ 8,181,814 |
| Selling, general and administrative | 4,735,419 | 4,490,381 |
| Research and development | 775,049 | 742,406 |
| | 14,398,080 | 13,414,601 |
| INCOME FROM OPERATIONS | 1,426,645 | 1,474,311 |
| GAIN ON SALE OF NON-MARKETABLE EQUITY SECURITIES | 55,159 | — |
| INTEREST INCOME | 153,971 | 115,454 |
| INCOME BEFORE INCOME TAXES | 1,635,775 | 1,589,765 |
| FEDERAL AND STATE INCOME TAXES (Note 2) | 466,000 | 466,000 |
| NET INCOME | $ 1,169,775 | $ 1,123,765 |
| EARNINGS PER COMMON SHARE: | | |
| Basic | $ 0.58 | $ 0.56 |
| Diluted | $ 0.57 | $ 0.55 |
| WEIGHTED AVERAGE COMMON SHARES: | | |
| Basic | 2,033,045 | 2,000,017 |
| Diluted | 2,063,380 | 2,027,916 |

*See notes to financial statements.*

## STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME: YEARS ENDED DECEMBER 31, 2007 AND 2006

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Additional Paid-in Capital |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| BALANCE AT DECEMBER 31, 2005 | 1,962,537 | $ 196,254 | $ 1,721,119 | $ 6,550,236 | $ 896 | $ 8,478,505 |
| Net income | — | — | — | 1,123,765 | — | 1,123,765 |
| Unrealized loss on available-for-sale securities | — | — | — | — | (896) | (896) |
| Total comprehensive income | — | — | — | — | — | 1,122,869 |
| Exercise of stock options | 48,324 | 4,832 | 181,503 | — | — | 186,335 |
| Tax benefit resulting from stock option exercises | — | — | 14,055 | — | — | 14,055 |
| Stock based compensation and related tax benefit | — | — | 62,335 | — | — | 62,335 |
| BALANCE AT DECEMBER 31, 2006 | 2,010,861 | 201,086 | 1,979,012 | 7,584,00 | — | 9,864,099 |
| Cumulative effect to prior year retained earnings related to the adoption of FIN 48 (Note 2) | — | — | — | (137,000) | — | (137,000) |
| Net income and comprehensive income | — | — | — | 1,169,775 | — | 1,169,775 |
| Exercise of stock options | 35,100 | 3,510 | 76,212 | — | — | 79,722 |
| Tax benefit resulting from stock option exercises | — | — | 18,208 | — | — | 18,208 |
| Stock based compensation and related tax benefit | — | — | 50,910 | — | — | 50,910 |
| BALANCE AT DECEMBER 31, 2007 | 2,045,961 | $ 204,596 | $ 2,124,342 | $ 8,716,776 | — | $ 11,045,714 |

*See notes to financial statements.*

| | 2007 | 2006 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 1,169,775 | $ 1,123,765 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 276,942 | 242,833 |
| Amortization | 53,709 | 24,710 |
| Excess tax benefit from share-based payment arrangements | (31,997) | (36,712) |
| Tax benefit from stock option exercise | 18,208 | 14,055 |
| Stock based compensation | 18,913 | 25,623 |
| Gain on sale of vehicles | (7,341) | (640) |
| Gain on sale of non-marketable equity securities | (55,159) | — |
| Deferred income taxes | 110,000 | 15,000 |
| Changes in working capital components, net of effects of business acquisition: | | |
| Trade receivables | (48,364) | (274,285) |
| Inventories | 139,012 | 34,101 |
| Prepaid expenses and other assets | 101,659 | (16,508) |
| Accounts payable | 147,123 | (150,148) |
| Accrued liabilities | (137,623) | (491) |
| Income taxes payable | (57,162) | 74,419 |
| Net cash provided by operating activities | 1,697,695 | 1,075,722 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchases of property and equipment | (609,772) | (273,548) |
| Proceeds from sale of vehicles | 11,500 | 6,000 |
| Business acquisition (Note 3) | — | (532,921) |
| Purchase of intangibles | (48,176) | (28,045) |
| Purchase of short-term investments | (375,000) | (3,200,000) |
| Proceeds from sale of short-term investments | — | 2,635,000 |
| Purchase of non-marketable equity securities | (63,750) | (538,120) |
| Proceeds from sale of non-marketable equity securities | 252,618 | — |
| Proceeds from sale of marketable equity securities | — | 83,979 |
| Net cash used in investing activities | (832,580) | (1,847,655) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Excess tax benefit from share-based payment arrangement | 31,997 | 36,712 |
| Proceeds from exercise of stock options | 79,722 | 186,335 |
| Net cash provided by financing activities | 111,719 | 223,047 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 976,834 | (548,886) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 253,186 | 802,072 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 1,230,020 | $ 253,186 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash paid for income taxes | $ 433,953 | $ 362,526 |

*See notes to financial statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Description of Business and Foreign Export Sales* - IKONICS Corporation (the Company) develops and manufactures high-quality photochemical imaging systems for sale primarily to a wide range of printers and decorators of surfaces. Customers' applications are primarily screen printing and abrasive etching. The Company's principal markets are throughout the United States. In addition, the Company sells to Western Europe, Latin America, Asia, and other parts of the world. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

Foreign export sales approximated 29.6% of net sales in 2007 and 30.4% of net sales in 2006. The Company's accounts receivable at December 31, 2007 and 2006 due from foreign customers were 35.2% and 39.5%, respectively. The foreign export receivables are composed primarily of open credit arrangements with terms ranging from 30 to 90 days. No single customer represented greater than 10% of net sales in 2007 or in 2006.

A summary of the Company's significant accounting policies follows:

*Cash Equivalents* - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds in which the carrying value approximates market value because of the short maturity of these instruments.

*Short-Term Investments* - Short-term investments consist of auction rate securities that are comprised of AAA rated government municipal variable rate bonds. We consider our short-term investments to be "available-for-sale" securities. At December 31, 2007 and 2006, cost was equal to fair value and no amount of unrealized gain or loss was included as a separate component of shareholders' equity.

*Trade Receivables* – Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an on-going basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Accounts are considered past due if payment is not received according to agreed-upon terms.

*Inventories* - Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. If the first-in, first-out cost method had been used, inventories would have been approximately $624,000 and $535,000 higher than reported at December 31, 2007 and 2006, respectively. The major components of inventories are as follows:

| | 2007 | 2006 |
|---|---|---|
| Raw materials | $ 1,373,835 | $ 1,577,165 |
| Work-in-progress | 296,998 | 225,033 |
| Finished goods | 1,308,917 | 1,227,806 |
| Reduction to LIFO cost | (623,886) | (535,128) |
| Total inventories | $ 2,355,864 | $ 2,494,876 |

*Depreciation* - Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

| | Years |
|---|---|
| Building | 15-40 |
| Machinery and equipment | 5-10 |
| Office equipment | 3-10 |
| Vehicles | 3 |

*Intangible Assets* – Intangible assets consist primarily of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or agreement terms. Intangible assets with finite lives are assessed for impairment whenever events or circumstances indicate the carrying value may not be fully recoverable by comparing the carrying value of the intangibles to their future undiscounted cash flows. To the extent there is impairment, analysis is performed based on several criteria, including, but not limited to, revenue trends, discounted operating cash flows and other operating factors to determine the impairment amount.

As of December 31, 2007 the remaining estimated weighted average useful lives of intangible assets are as follows:

| | Years |
|---|---|
| Patents | 4.0 |
| Licenses | 7.5 |
| Non-compete agreements | 6.5 |

*Investments in non-marketable equity securities* consist of an $855,201 investment in imaging Technology international ("iTi"). The Company accounts for this investment by the cost method because the common stock of the corporation is unlisted and the criteria for using the equity method of accounting are not satisfied. Under the cost method, the investment is assessed for other-than-temporary impairment and recorded at the lower of cost or market value which requires significant judgment since there are no readily available market values for this investment. In assessing the fair value of this investment the Company considers recent equity transactions that iTi has entered into, the status of iTi's technology and strategies in place to achieve its objectives, as well as iTi's financial condition and results of operations. To the extent there are changes in the assessment, an adjustment may need to be recorded. As of December 31, 2006 investments in non-marketable equity securities consisted of a $791,450 investment in imaging Technology international ("iTi") and a $197,460 equity investment in Apprise Technologies, Inc (Apprise). During February 2007, Apprise was acquired by Eco Lab Incorporated for cash. The Company realized a gain of approximately $55,000 on the $253,000 cash payment received in 2007 related to the Apprise sale. The Company may recover an additional payment in 2008 from the Apprise sale as defined in the sales agreement.

*Fair Value of Financial Instruments* – The carrying amounts of financial instruments, including cash, cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying value of the non-marketable equity securities approximated their estimated fair value based on management's knowledge of recent sales prices of the non-marketable equity securities.

*Revenue Recognition* - The Company recognizes revenue on sales of products when title passes which can occur at the time of shipment or when the goods arrive at the customer location. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

*Deferred Taxes* - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

*Comprehensive Income* - The Company's comprehensive income consists of net income and net unrealized holding gains and losses on marketable securities, net of taxes. There were no net unrealized holding gains and losses on marketable securities available for sale at December 31, 2007 and 2006. Total comprehensive income was $1,169,775 and $1,122,869 for years ended December 31, 2007 and 2006 respectively. There are no amounts in comprehensive income related to foreign exchange activity, since such amounts were not significant for either 2007 or 2006.

*Earnings Per Common Share (EPS)* - Basic EPS is calculated using net income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic EPS except that weighted average of common shares outstanding are increased to include the number of additional common shares that would have been outstanding if all dilutive potential common shares, such as options, had been issued.

Shares used in the calculation of diluted EPS are summarized below:

| | 2007 | 2006 |
|---|---|---|
| Weighted average common shares outstanding | 2,033,045 | 2,000,017 |
| Dilutive effect of stock options | 30,335 | 27,899 |
| Weighted average common and common equivalent shares outstanding | 2,063,380 | 2,027,916 |

Options to purchase 52,622 and 88,222 shares of common stock were outstanding as of December 31, 2007 and 2006, respectively.

*Employee Stock Plan* - Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), "Share-Based Payment," (FAS 123(R)) using the modified-prospective-transition method. Prior to the adoption of FAS 123(R), the Company accounted for stock option grants under APB Opinion No. 25, "Accounting for Stock Issued to Employees" (the intrinsic value method), and accordingly recognized no compensation expense for stock option grants.

*Use of Estimates* - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Foreign Currency Translation* - Foreign currency transactions and translation adjustments did not have a significant effect on the Balance Sheet or the Statements of Stockholders' Equity and Comprehensive Income and Cash Flows for 2007 and 2006.

*Reclassification* - The Company has reclassed certain investments in auction rate securities (ARS) in 2006 to conform with the 2007 presentation of cash and cash equivalents and short term investments. As a result of this reclassification, cash and cash equivalents was reduced by and short term investments were increased by $3,175,000 at December 31, 2006. The gross purchases and sales of these short term investments have been included in the investing activities on the statement of cash flows. This reclassification had no impact on results of operations, cash flows from operations, total current assets, total assets, or stockholders' equity.

## 2. INCOME TAXES

Income tax expense for the years ended December 31, 2007 and 2006 consists of the following:

| | 2007 | 2006 |
|---|---|---|
| Current | | |
| Federal | $ 317,000 | $ 401,000 |
| State | 39,000 | 50,000 |
| | 356,000 | 451,000 |
| Deferred | 110,000 | 15,000 |
| | $ 466,000 | $ 466,000 |

The expected provision for income taxes, computed by applying the U.S. federal income tax rate of 35% in 2007 and 2006 to income before taxes, is reconciled to income tax expense as follows:

| | 2007 | 2006 |
|---|---|---|
| Expected provision for federal income taxes | $ 572,500 | $ 556,400 |
| State income taxes, net of federal benefit | 32,800 | 36,300 |
| Reversal of valuation allowance | (27,000) | — |
| Reversal of uncertain tax positions | (45,000) | — |
| Extraterritorial income exclusion | — | (49,400) |
| Domestic manufacturers deduction | (10,500) | (11,100) |
| Non-deductible meals and entertainment | 15,000 | 16,400 |
| Tax-exempt interest | (43,400) | (39,000) |
| R&D Credit | (14,700) | (13,600) |
| Other | (13,700) | (30,000) |
| | $ 466,000 | $ 466,000 |

Deferred tax assets consist of the following as of December 31, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| Property and equipment and other assets | $ 13,000 | $ 38,000 |
| Accrued vacation | 18,000 | 19,000 |
| Other accrued expenses | — | 49,000 |
| Inventories | — | 12,000 |
| Allowance for doubtful accounts | 5,000 | 18,000 |
| Allowance for sales returns | 11,000 | 7,000 |
| Intangible assets | — | 10,000 |
| Capital loss carryforward | 14,000 | 27,000 |
| | 61,000 | 180,000 |
| Less valuation allowance | — | (27,000) |
| | 61,000 | 153,000 |
| Deferred tax liabilities: | | |
| Inventories | 9,000 | — |
| Intangible assets | 15,000 | — |
| Prepaid expenses | 2,000 | 8,000 |
| | $ 35,000 | $ 145,000 |

The deferred tax amounts described above have been included in the accompanying balance sheet as of December 31, 2007 and 2006 as follows:

| | 2007 | 2006 |
|---|---|---|
| Current assets | $ 24,000 | $ 97,000 |
| Noncurrent assets | 11,000 | 48,000 |
| | $ 35,000 | $ 145,000 |

On January 1, 2007, the Company adopted the provisions of Financial Standards Accounting Board Interpretation No 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). As a result of the implementation of FIN 48, the Company recorded a liability for unrecognized tax benefits of $137,000, which was accounted for as a reduction in retained earnings as of January 1, 2007 for the cumulative effect of a change in accounting principle as provided for by FIN 48. The balance of the unrecognized tax benefits at adoption, exclusive of interest, was $122,000. During the first quarter of 2007, the statute of limitations for the relevant taxing authority to examine and challenge the tax position for an open year expired, resulting in a decrease in income tax expense of $45,000 for 2007. As of December 31, 2007, the liability for unrecognized tax benefits totaled $92,000 and is included in other accrued expenses.

Prior to 2007 the Company determined its tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies*, or SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

The Company is subject to taxation in the United States and various states. The material jurisdictions that are subject to examination by tax authorities primarily include Minnesota and the United States, for tax years 2004, 2005, 2006, and 2007.

It is the Company's policy beginning in 2007 to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company had accrued approximately $14,000 of interest related to uncertain tax positions at December 31, 2007. The unrecognized tax benefits at December 31, 2007 relate to taxation of foreign export sales.

A reconciliation of the beginning and ending amounts of unrecognized tax benefit is as follows:

| | |
|---|---|
| Balance at January 1, 2007 | $ 137,000 |
| Expiration of the statute of limitations for the assessment of taxes.. | (45,000) |
| Balance at December 31, 2007 | $ 92,000 |

The balance of unrecognized tax benefits totaling $92,000 at December 31, 2007, if reversed, would decrease the provision for income taxes and increase net income by the same amount and reduce the Company's effective tax rate. The Company also accrued potential interest of $6,000 related to these unrecognized tax benefits during 2007, and in total, as of December 31, 2007, the Company recorded a liability for potential interest of $13,700. We expect our unrecognized tax benefit to be reduced by approximately $42,000 during the next twelve months as a result of the expiration of the statute of limitations for the assessment of taxes.

## 3. BUSINESS COMBINATION

On December 29, 2006, the Company acquired certain assets of Franklin International Inc. (Franklin) related to the image mate line of screen printing products. The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets acquired were recorded at their fair market value. The assets acquired included lab equipment, raw materials and finished goods inventory, and a non-compete agreement with Franklin. The costs allocated to the non-compete agreement are amortized on a straight-line basis over its seven year term. In connection with the acquisition, the Company entered into an agreement to prepay for inventory purchases from Franklin, which are expected to be utilized over three years.

The fair market value of the assets acquired resulted in the following purchase price allocation:

| | |
|---|---|
| Cash price paid for assets | $ 528,921 |
| Acquisition costs incurred | 4,000 |
| Total purchase price | $ 532,921 |
| **Purchase Price Allocation** | |
| Inventory | $ 164,921 |
| Deposit for inventory purchases | 150,000 |
| Equipment | 15,000 |
| Non-compete agreement | 203,000 |
| | $ 532,921 |

If the acquisition had occurred on January 1, 2006, the unaudited pro forma impact on revenues would have been to increase revenues by approximately $600,000 for the year ended December 31, 2006. The unaudited proforma net income and earnings per common share would not have been significantly different than to the amounts reported in the Company's financial statements for 2006.

## 4. INTANGIBLE ASSETS

Intangible assets consist primarily of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or terms of their agreement, whichever is shorter. No impairment adjustments to intangible assets were made during the year ended December 31, 2007 or 2006.

Intangible assets at December 31, 2007 and 2006 consist of the following:

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Amortized intangible assets: | | | | |
| Patents | $ 289,949 | $ (90,939) | $ 241,773 | $ (81,022) |
| Licenses | 100,000 | (43,126) | 100,000 | (35,000) |
| Non-compete agreements | 303,000 | (78,996) | 303,000 | (43,330) |
| | $ 692,949 | $ (213,061) | $ 644,773 | $ (159,352) |

| Aggregate amortization expense | 2007 | 2006 |
|---|---|---|
| For the years ended December 31 | $ 53,709 | $24,710 |

Estimated amortization expense for the years ended December 31:

| | |
|---|---|
| 2008 | $ 54,000 |
| 2009 | 54,000 |
| 2010 | 52,000 |
| 2011 | 45,000 |
| 2012 | 45,000 |

In connection with the license agreements, the Company has agreed to pay royalties ranging from 3% to 5% on the sales of products subject to the agreements. The Company incurred $101,000 of expense under these agreements during 2007, and $119,000 during 2006.

### 5. RETIREMENT PLAN

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds. The Company contributes 5% of each eligible employee's compensation. Total retirement expense for the years ended December 31, 2007 and 2006 was approximately $176,000 and $163,000, respectively.

### 6. SEGMENT INFORMATION

The Company's reportable segments are strategic business units that offer different products and have a varied customer base. There are three reportable segments: Domestic, Export, and IKONICS Imaging. Domestic sells screen printing film, emulsions, and inkjet receptive film which is sold to distributors located in the United States. IKONICS Imaging sells photo resistant film, art ➡ supplies, glass, metal medium and related abrasive etching equipment to end user customers located in the United States. It is also entering the market for etched ceramics, glass and silicon wafers; and is developing and selling proprietary inkjet technology. Export sells primarily the same products as Domestic and IKONICS Imaging to foreign customers. The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies.

Management evaluates the performance of each segment based on the components of divisional income, and with the exception for accounts receivable, does not allocate assets and liabilities to segments. Financial information with respect to the reportable segments follows:

| | Domestic | Export* | IKONICS Imaging | Other | Total |
|---|---|---|---|---|---|
| FOR THE YEAR ENDED DECEMBER 31, 2007 | | | | | |
| Net sales | $ 6,680,384 | $ 4,677,898 | $ 4,466,443 | — | $ 15,824,725 |
| Cost of good sold | 3,700,504 | 3,142,597 | 2,044,511 | — | 8,887,612 |
| Selling, general and administrative | 1,129,823 | 433,966 | 1,403,092 | 1,768,538 | 4,735,419 |
| Research and development | — | — | — | 775,049 | 775,049 |
| Income from operations | $ 1,850,057 | $ 1,101,335 | $ 1,018,840 | $ (2,543,587) | $ 1,426,645 |
| FOR THE YEAR ENDED DECEMBER 31, 2006 | | | | | |
| Net sales | $ 5,777,987 | $ 4,531,605 | $ 4,579,320 | $ — | $ 14,888,912 |
| Cost of good sold | 3,083,598 | 2,955,011 | 2,143,205 | — | 8,181,814 |
| Selling, general and administrative | 965,695 | 395,619 | 1,479,464 | 1,649,603 | 4,490,381 |
| Research and development | — | — | — | 742,406 | 742,406 |
| Income from operations | $ 1,728,694 | $ 1,180,975 | $ 956,651 | $ (2,392,009) | $ 1,474,311 |

| ACCOUNTS RECEIVABLE AS OF DECEMBER 31, 2007 AND DECEMBER 31, 2006 | Dec 31, 2007 | Dec 31, 2006 |
|---|---|---|
| Domestic | $ 980,906 | $ 842,144 |
| Export* | 712,936 | 780,599 |
| IKONICS Imaging | 356,272 | 384,748 |
| Other | (24,857) | (30,598) |
| Total | $ 2,025,257 | $ 1,976,893 |

* In 2007 and 2006, the Company marketed its products in various countries throughout the world. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. No single foreign country accounted for more than 10% of the Company's net sales for 2007 and 2006.

Sales to foreign customers were 29.6% and 30.4% of the Company's net sales for 2007 and 2006, respectively.

## 7. STOCK OPTIONS

The Company has stock incentive plan for the issuance of up to 342,750 shares. The plan provides for granting eligible participants stock options or other stock awards, as described by the plan, at option prices ranging from 85% to 110% of fair market value at date of grant. Options granted expire up to seven years after the date of grant. Such options generally become exercisable over a one to three year period. A total of 56,173 shares of common stock are reserved for additional future grants of options under the plan at December 31, 2007.

Under the plan, the Company charged compensation cost of $18,913 and $25,623 against income and recognized a total income tax benefit in the income statement of $8,963 and $26,482 in 2007 and 2006, respectively.

As of December 31, 2007, there was approximately $16,000 of unrecognized compensation cost related to unvested share-based compensation awards granted which is expected to be recognized over the next two years.

The Company receives a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the prices at which the option shares are sold over the exercise price of the options. In accordance with FAS 123(R), the excess tax benefits from the exercise of stock options is reported as a reduction of operating and an increase in financing cash flows. For the year ended December 31, 2007 and 2006, $31,997 and $36,712 of excess tax benefits was reported in the statement of cash flows, respectively.

There were no options granted during 2007. The fair value of share-based payment awards granted in 2006 was estimated using the Black-Scholes option pricing model with the following assumptions:

| | 2006 |
|---|---|
| Dividend yield | 0.0% |
| Expected volatility | 60.6 - 63.0% |
| Expected life of option | Five years |
| Risk-free interest rate | 4.8-5.0% |

SFAS 123R specifies that initial accruals be based on the estimated number of instruments for which the requisite service is expected to be rendered. Therefore, the Company is required to incorporate a preexisting forfeiture rate based on the historical forfeiture expense and prospective actuarial analysis, estimated at 2%.

A summary of the status of the Company's stock option plan as of December 31, 2007 and changes during the year then ended is presented below:

| Options | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2007 | 88,222 | $3.33 | | |
| Granted | — | — | | |
| Exercised | (35,100) | 2.27 | | |
| Expired and forfeited | (500) | 4.32 | | |
| Outstanding at December 31, 2007 | 52,622 | 4.03 | 1.13 | $ 264,728 |
| Vested or expected to vest at December 31, 2007 | 52,622 | 4.03 | 1.13 | $ 264,728 |
| Exercisable at December 31, 2007 | 44,871 | $ 3.58 | 0.83 | $245,921 |

The weighted-average grant-date fair value of options granted was $4.58 for the year ended December 31, 2006. The total intrinsic value of options exercised was $237,949 and $227,175 for the years ended December 31, 2007 and 2006, respectively.

The following table summarizes information about stock options outstanding at December 31, 2007:

| | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding at December 31, 2007 | Weighted- Average Remaining Contractual Life (years) | Weighted- Average Exercise Price | Number Exercisable at December 31, 2007 | Weighted- Average Exercise Price |
| $ 2.00 - 2.99 | 23,622 | 0.31 | $ 2.73 | 23,622 | $ 2.73 |
| $ 3.00 -3.99 | 11,250 | 0.59 | 3.36 | 11,250 | 3.36 |
| $ 4.00 -4.99 | 8,250 | 2.32 | 4.32 | 5,333 | 4.32 |
| $ 7.00 - 7.99 | 9,500 | 2.79 | 7.79 | 4,666 | 7.54 |
| | 52,622 | 1.13 | $ 4.03 | 44,871 | $ 3.58 |

The Company maintains its cash balances primarily in two financial institutions. As of December 31, 2007, the balances exceeded the Federal Deposit Insurance Corporation coverage. The Company reduces its exposure to credit risk by maintaining such balances with financial institutions that have high credit ratings.

Accounts receivable are financial instruments that also expose the Company to concentration of credit risk. The large number of customers comprising the Company's customer base and their dispersion across different geographic areas limits such exposure. In addition, the Company routinely assesses the financial strength of its customers and maintains an allowance for doubtful accounts that management believes will adequately provide for credit losses. Concentration of credit risk with respect to trade receivables is not significant. No one customer accounted for more than 10% of total receivables as of December 31, 2007 and 2006.

**9. LEASE EXPENSE**

The Company leases buildings on a month-to-month basis and equipment as needed. On February 1, 2007 the Company entered into a lease agreement for additional warehouse space at a cost of $5,750 per month or $69,000 per year. The lease expires on February 1, 2009. Total rental expense for all equipment and building operating leases was $72,000 in 2007 and $21,000 in 2006.

**10. LINE OF CREDIT**

The Company has a $1,250,000 bank line of credit that provides for working capital financing. This line of credit is subject to annual renewal on each May 1, is collateralized by trade receivables and inventory, and bears interest at 2.00 percentage points over 30-day LIBOR. There were no outstanding borrowings under this line of credit at December 31, 2007 and 2006.

**11. EMERGING ACCOUNTING PRONOUNCEMENTS**

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the Company as of January 1, 2007. The impact of the adoption on the Financial Statements as of January 1, 2007, was an increase in total liabilities of $137,000 and a decrease in retained earnings of $137,000.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157" (the FSP). The FSP delayed, for one year, the effective date of FAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements on at least an annual basis. This statement is effective for the Company beginning January 1, 2008. The deferred provisions of FAS 157 will be effective for the Company's fiscal year 2009. Because SFAS No. 157 does not require any new fair value measurements or remeasurements of previously computed fair values, the Company does not believe the adoption of SFAS No. 157 will have a material effect on its results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 allows entities to measure at fair value many financial instruments and certain other assets and liabilities that are not otherwise required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 requires all entities to report minority interests in subsidiaries as equity in the consolidated financial statements, and requires that transactions between entities and noncontrolling interests be treated as equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company does not expect the adoption of this statement will have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised) Business Combinations ("SFAS 141(R)"). SFAS 141 (R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for the fiscal year beginning after December 15, 2008 with early adoption prohibited. The standard will change the Companys' accounting treatment for business combinations on a prospective basis.

## Additional Financial Information

Stockholders of record automatically receive quarterly earnings information, and street name holders may do so upon written request. For a copy of the Form 10-KSB, as filed with the Securities and Exchange Commission, and other financial information available at no charge to stockholders, please contact:


Jon Gerlach, *Chief Financial Officer*

IKONICS Corporation

4832 Grand Avenue, Duluth, MN 55807

Phone: (218) 628-2217

eMail: jgerlach@ikonics.com


## Annual Meeting

The Company's annual meeting will be held April 24, 2008 at 1:00 p.m. at the Kitchi Gammi Club, 831 East Superior Street, Duluth, MN

## Board of Directors



Charles H. Andresen
*Attorney*
Andresen & Butterworth P.A.
Duluth, MN
Director Since 1979



Rondi Erickson
*Co-Owner*
Nokomis Restaurant
Duluth, MN
Director Since 2000



David O. Harris
*President*
David O. Harris, Inc.
Minneapolis, MN
Director Since 1965



H. Leigh Severance
*President*
Severance Capital Management
Denver, CO
Director Since 2000



Gerald W. Simonson
*President*
Omnetics Connector Corporation
Minneapolis, MN
Director Since 1978



William C. Ulland
*Chairman, President & CEO*
IKONICS Corporation
Duluth, MN
Director Since 1972

## Corporate Officers



William C. Ulland
*Chairman, President & CEO*



Claude Piguet
*Executive Vice President*



Jon Gerlach
*Vice President, Finance, CFO*



Toshifumi Komatsu
*Vice President, Technology*



Parnell Thill
*Vice President, Marketing*



Robert D. Banks
*Vice President, International*

Net Sales 2003 - 2007


$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
2003
2004
2005
2006
2007

Net Income 2003 - 2007


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
2003
2004
2005
2006
2007

| IKONICS Five-Year History | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|
| **Net Sales** | **$12,105,127** | **$13,682,449** | **$13,971,217** | **$14,888,912** | **$15,824,725** |
| Pretax Income | $632,416 | $1,031,351 | $1,256,169 | $1,589,765 | $1,635,775 |
| **Net Income** | **$503,416** | **$758,351** | **$908,169** | **$1,123,765** | **$1,169,775** |
| Net Cash Provided by Operations | $1,400,756 | $1,261,855 | $980,047 | $1,075,722 | $1,697,695 |
| Return on Sales | 4.2% | 5.5% | 6.5% | 7.5% | 7.4% |
| Return on Assets | 7.0% | 8.9% | 9.6% | 10.5% | 9.8% |
| Return on Avg. Stockholders' Equity | 8.2% | 11.0% | 11.4% | 12.3% | 11.2% |
| Debt to Equity | 13.0% | 14.5% | 11.7% | 8.9% | 8.5% |
| Diluted EPS | $0.27 | $0.38 | $0.46 | $0.55 | $0.57 |
| Stock price: High | $5.56 | $8.30 | $8.99 | $10.47 | $10.45 |
| Low | $2.03 | $4.48 | $4.20 | $6.26 | $7.22 |
| Close | $4.20 | $7.35 | $6.35 | $7.53 | $9.28 |
| Weighted Average Common Shares Outstanding - Diluted | 1,895,106 | 1,982,814 | 1,986,885 | 2,027,916 | 2,063,380 |
| Total Assets | $7,194,684 | $8,489,988 | $9,470,799 | $10,743,461 | $11,982,417 |
| Total Liabilities | $826,334 | $1,075,772 | $992,294 | $879,362 | $936,703 |
| Total Stockholders' Equity | $6,368,350 | $7,414,216 | $8,478,505 | $9,864,099 | $11,045,714 |
| Capital Spending | $244,573 | $270,089 | $211,276 | $273,548 | $609,772 |

Share & per share amounts have been adjusted for the 2004 three-for-two stock split. All share and per share information presented has been adjusted as if the stock split occurred on the earliest date presented

END

IKONICS Corporation
4832 Grand Avenue, Duluth, MN 55807
1 (800) 328-4261 ph: (218) 628-2217 fx: (218) 628-3245
www.ikonics.com info@ikonics.com
ISO 9001 CERTIFIED NASDAQ LISTED: IKNX

Copyright ©2008 IKONICS Corporation. All rights reserved 080301

IKONICS CORPORATION